

June 9, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mathew J. White
Chief Financial Officer
Praxair Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re:** **Praxair Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **And Documents Incorporated by Reference**
> **File No. 1-11037**

Dear Mr. White:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Note 1 Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page 60</u>

1. We note your disclosure that product sales represents approximately 88% of consolidated sales while all other sources of revenue are approximately 12% in the aggregate and primarily related to rental revenue. Please confirm that each of your other sources of revenue are less than 10% of sales. To the extent that each source of other revenue falls below the 10% threshold for each period presented, please confirm that you will provide the separate sales and cost of sales presentation required by Rule 5-03(b)(1) and (2) of Regulation S-X once the threshold is met.

Note 2 Cost Reduction Program and Other Charges, page 63

2. We note that you recognized $165 million related to restructuring actions implemented during the fiscal quarters ended June 30, 2015 and September 30, 2015. Please expand your disclosures here or within MD&A to quantify the expected annual impact the restructuring activities would have on your operating income (i.e., the amount by which expenses decreased) and cash flows, and whether the actual results subsequent to the restructuring actions were in line with management's expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Definitive Proxy Statement on Schedule 14A filed March 18, 2016

Praxair's Executive Compensation Program, page 40
Annual Performance Based Variable Compensation, page 42

3. In future filings, please disclose the variable compensation target for each named executive officer.

Financial Business Results, page 45

4. We note that for your "Working Capital as a % of Sales" financial metric you disclose that you achieved "better than target" which resulted in a 29% payout. In future filings, please disclose the actual financial metrics achieved and briefly explain how the corresponding payouts are calculated.

Individual Performance Adjustments, page 46

5. In future filings, please identify which named executive officers received individual performance adjustments, disclose the adjustment received, and briefly describe the reasons for the adjustment.

Equity Awards, page 47
2013-2015 Performance Share Units, page 48

6. We note your disclosure that an average annual ROC of 13.2% was less than the 14% target and resulted in 73.3% of the PSU target number vesting. In future filings, please explain how the achievement of any applicable financial metric results in a corresponding percentage of target shares awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or in his absence, Pamela Long, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction